Exhibit 99.1

Management’s Report

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”).  In preparing these consolidated financial statements, management selects accounting policies and uses its judgement and best estimates, as appropriate in the circumstances.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies.  This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the consolidated financial statements.  During the course of their audit, Deloitte & Touche LLP reviewed the Company’s system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out the responsibility principally through its Audit Committee.  The members of the Audit Committee are outside Directors.  The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.  Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

Financial statements prepared in accordance with Canadian GAAP are available to all shareholders.

By:	/s/:Martin Barkin, MD, FRCSC	By:	/s/:Mark Oleksiw, CA
President and Chief Executive Officer		Chief Financial Officer

Mississauga, Ontario February 5, 2004, except for Note 25, which is as of March 31, 2004

Independent Auditors’ Report

To the Shareholders of

DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

On February 5, 2004, except for Note 25, which is as of March 31, 2004, we reported separately to shareholders of the Company, based on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in Canada.

By:/s/: DELOITTE & TOUCHE LLP

Chartered Accountants
Montreal, Quebec
February 5, 2004, except for Note 25, which is as of March 31, 2004

DRAXIS HEALTH INC.

Consolidated Statements of Operations   Years ended December 31

(in thousands of U.S. dollars except share related data)

	2003	2002	2001

REVENUES
Product sales	$40,535	$30,338	$27,151
Royalty and licensing (Note 17)	8,658	8,302	6,752
	49,193	38,640	33,903
EXPENSES
Cost of goods sold (Note 4)	27,722	23,404	22,045
Selling, general and administration	9,904	7,542	6,369
Research and development	1,594	1,996	1,280
Depreciation and amortization	3,287	2,804	2,436
	42,507	35,746	32,130
Operating income	6,686	2,894	1,773
Financing expense, net (Note 5)	(1,532)	(280)	(25)
Income before undernoted	5,154	2,614	1,748
Income taxes (Note 6)	874	(154)	3,049
Minority interest	391	252	286
Income (loss) from continuing operations	4,671	3,020	(1,015)
Income (loss) from discontinued operations, net of taxes (Note 7)	8,531	(834)	(569)
Net income (loss)	$13,202	$2,186	$(1,584)

Basic income (loss) per share (Note 8)
from continuing operations	$0.13	$0.08	$(0.03)
from discontinued operations	0.23	(0.02)	(0.02)
	$0.36	$0.06	$(0.05)

Diluted income (loss) per share (Note 8)
from continuing operations	$0.13	$0.08	$(0.03)
from discontinued operations	0.23	(0.02)	(0.02)
	$0.36	$0.06	$(0.05)

APPROVED BY THE BOARD

By:	/s/: Brian King	By:	/s/: Martin Barkin, MD
	Director		Director

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Balance Sheets   December 31

(in thousands of U.S. dollars except share related data)

	2003	2002
ASSETS

CURRENT
Cash and cash equivalents	$10,563	$4,899
Restricted cash (Note 9)	976	—
Accounts receivable (Note 10)	9,898	7,934
Inventories (Note 11)	6,096	6,134
Prepaid expenses	688	415
Deferred income taxes, net (Note 6)	2,806	990
	31,027	20,372

Property, plant and equipment, net (Note 12)	32,917	26,054
Goodwill, net (Note 13)	677	556
Intangible assets, net (Note 14)	1,974	7,724
Other assets	565	627
Deferred income taxes, net (Note 6)	9,393	12,618
	$76,553	$67,951

LIABILITIES

CURRENT
Bank indebtedness (Note 15)	$—	$884
Accounts payable and accrued liabilities (Note 16)	6,708	9,189
Current portion of deferred revenues (Note 17)	5,309	5,142
Current portion of long-term debt (Note 18)	981	2,158
Customer deposits	591	2,314
	13,589	19,687

Deferred revenues (Note 17)	7,593	13,852
Long-term debt (Note 18)	9,485	10,568
Minority interest	4,239	3,617
	34,906	47,724
Commitments and contingencies (Note 22)

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized, 37,297,817 and 37,098,690 issued and outstanding at December 31, 2003 and 2002, respectively	61,175	60,652
Additional paid-in capital	15,667	15,550
Employee participation shares; 2,000,000 shares authorized (Note 20(c))	86	140
Less: loans receivable	(86)	(140)
Deficit	(35,481)	(48,683)
Accumulated other comprehensive income (loss)	286	(7,292)
	41,647	20,227
	$76,553	$67,951

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity   December 31

(in thousands of U.S. dollars except share related data)

	2003	2002	2001
Common Stock (Number of Shares)
Balance, beginning of year	37,098,690	36,613,434	36,565,102
Exercise of warrants	—	—	—
Exercise of options	240,334	468,168	48,332
Exercise of employee participation shares	9,093	17,088	—
Repurchased for cancellation	(50,300)	—	—
Balance, end of year	37,297,817	37,098,690	36,613,434
Common Stock
Balance, beginning of year	$60,652	$59,781	$59,698
Exercise of options	563	817	83
Exercise of employee participation shares	30	54	—
Repurchased for cancellation	(70)	—	—
Balance, end of year	$61,175	$60,652	$59,781
Additional Paid-In Capital
Balance, beginning of year	$15,550	$15,476	$15,476
Stock compensation	112	—	—
Fair value associated with expired warrants	—	74	—
Common shares purchased for cancellation(Note 20(e))	5	—	—
Balance, end of year	$15,667	$15,550	$15,476
Employee Participation Shares
Balance, beginning of year	$140	$166	$166
Cancellation of employee participation shares	(27)	—	—
Exercise of employee participation shares	(27)	(26)	—
Balance, end of year	$86	$140	$166
Employee Participation Shares - Loans Receivable
Balance, beginning of year	$(140)	$(166)	$(166)
Cancellation of employee participation shares	27	—	—
Exercise of employee participation shares	27	26	—
Balance, end of year	$(86)	$(140)	$(166)
Warrants
Balance, beginning of year	$—	$74	$74
Expiry of warrants	—	(74)	—
Balance, end of year	$—	$—	$74
Deficit
Balance, beginning of year	$(48,683)	$(50,869)	$(49,285)
Net income (loss)	13,202	2,186	(1,584)
Balance, end of year	$(35,481)	$(48,683)	$(50,869)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$(7,292)	$(7,584)	$(5,155)
Other comprehensive income (loss)	7,578	292	(2,429)
Balance, end of year	286	(7,292)	(7,584)
Total shareholders’ equity	$41,647	$20,227	$16,878
Comprehensive Income (Loss)
Foreign currency translation adjustments	$7,578	$292	$(2,429)
Other comprehensive income (loss)	7,578	292	(2,429)
Net income (loss)	13,202	2,186	(1,584)
Total comprehensive income (loss)	$20,780	$2,478	$(4,013)

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements Of Cash Flows   Years ended December 31

(in thousands of U.S. dollars)

	2003	2002	2001
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$4,671	$3,020	$(1,015)
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(6,811)	(6,568)	(4,783)
Depreciation and other amortization	3,287	2,804	2,436
Stock compensation	112	28	—
Deferred income taxes	39	(1,181)	872
Minority interest	(391)	(252)	(286)
Other	799	376	470
Changes in operating assets and operating liabilities
Accounts receivable	(285)	(401)	(991)
Inventories	(93)	(835)	675
Income taxes	(803)	(235)	1,592
Prepaid expenses	(149)	(185)	495
Accounts payable and accrued liabilities	(3,597)	1,245	1,850
Current portion of deferred revenues	—	—	1,629
	(3,221)	(2,184)	2,944
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(3,536)	(5,390)	(5,363)
(Increase) decrease in intangible assets	(122)	(60)	75
Increase in deferred revenues	165	899	1,722
	(3,493)	(4,551)	(3,566)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank indebtedness	4,942	382	434
Repayment of bank indebtedness	(5,927)	(1,190)	—
Proceeds from long-term debt	947	5,243	—
Repayment of long-term debt	(3,013)	(172)	(762)
Proceeds from customer deposits	80	709	2,000
Repayment of customer deposits	(2,124)	(232)	—
Exercise of warrants, options and employee participation shares	593	844	83
Common shares purchased for cancellation	(65)	—	—
Issue of common shares by subsidiary to minority interest (Note 19)	365	969	—
Repurchase of common shares by subsidiary from minority interest	(140)	(177)	—
	(4,342)	6,376	1,755
Effect of foreign exchange rate changes on cash and cash equivalents	597	95	(26)
Net cash (used in) from continuing operations	(10,459)	(264)	1,107
Net cash from (used in) discontinued operations	16,123	(439)	75
Net increase (decrease) in cash and cash equivalents	5,664	(703)	1,182
Cash and cash equivalents, beginning of period	4,899	5,602	4,420
Cash and cash equivalents, end of period	$10,563	$4,899	$5,602

Additional Information
Interest paid	$700	$417	$634
Income taxes paid	$1,882	$1,791	$336

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars except share related data)

1.                                 Nature of Operations

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through its wholly owned subsidiary DRAXIMAGE Inc. (“DRAXIMAGE”) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its 67.3%-owned subsidiary DRAXIS Pharma Inc. (“DPI”).  The Company’s common shares are listed on NASDAQ and the Toronto Stock Exchange.

2.                                 Significant Accounting Policies

(a)    Basis of Presentation

The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

(b)    Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests.  The Company’s effective interest in the voting equity share capital of its principal subsidiaries is 100%, except in the case of DPI, for which it is 67.3% (2002-66.9%; 2001-65.9%).  All intercompany transactions and balances are eliminated on consolidation.

(c)    Minority Interest

Minority interest represents the minority shareholders’ proportionate share of equity and net income or loss of DPI.

(d)    Use of Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates are used when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

(e)    Reporting Currency and Foreign Currency Translation

The Company reports its consolidated financial statements in U.S. dollars.  The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.”  Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date.  Shareholders’ equity accounts are translated at the applicable historical rate.  Revenue and expense accounts are translated at the average rate of exchange for the period.  The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive loss in shareholders’ equity.  The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company’s reporting currency and the Canadian dollar.

(f)     Revenue Recognition

Product Sales – The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and collectability is reasonably assured.

Amounts received from customers as prepayments for products to be shipped or services provided in the future are reported as customer deposits.

Product sales include related service revenues which are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing - Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured.  Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(g)    Research and Development

In accordance with SFAS No. 2, “Accounting for Research and Development Costs,” research and development costs are expensed in the period in which they are incurred.  Acquired research and development having no alternative future use is written off at the time of acquisition.  The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use is written off at the time of acquisition.

(h)    Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, “Accounting for Income Taxes.”  Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards.  A valuation allowance is provided for the portion of deferred tax assets which are more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(i)     Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.  The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j)     Inventories

Inventories are comprised of raw materials, work-in-process and finished goods.  Raw materials are valued at the lower of cost on a moving average basis and replacement cost.  Work-in-process is valued at the lower of cost and net realizable value and includes material, direct labour, and related manufacturing and overhead costs.  Finished goods are valued at the lower of cost on a first-in, first-out basis and net realizable value and include all related manufacturing, packaging and overheard costs.

(k)    Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation.  The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

Building	straight-line over 25 years
Equipment	20%-30% declining balance and straight-line over 5-10 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction.  Depreciation commences when an asset is substantially completed and ready for productive commercial use.

(l)     Goodwill

Effective with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life.  Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test.

(m)   Intangible Assets

Acquired intangible assets which do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization.  The Company does not have any intangible assets with indefinite lives.  The Company provides for amortization on a straight-line basis on the following estimated useful lives:

Patents and trademarks	10 years
Licenses	9 - 15 years

The Company uses a discounted cash flow model to value the assessments of impairment that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal values.  Intangible assets are reviewed for impairment on an annual basis.

(n)    Stock-based Compensation

Under the provisions of SFAS No. 123, “Accounting for Stock Compensation,” companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair-value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”  However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied.  For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

3.           Accounting Changes

(a)    Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 142, “Goodwill and Other Intangible Assets.”  Under SAFS No. 142, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter.  The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment.  The Company does not have any intangible assets with indefinite lives.

The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

	2003	2002	2001

Net income (loss), as reported	$13,202	$2,186	$(1,584)
Amortization expense on goodwill	—	—	103
Net income (loss), adjusted	$13,202	$2,186	(1,481)

(b)    Business Combinations

Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 141, “Business Combinations.”  Under SFAS No. 141, if certain criteria are met upon the initial adoption, reclassifications between goodwill and other intangible assets are required for any business combinations before July 1, 2001.  The implementation of SFAS No. 141 resulted in reclassifications from goodwill to intangible assets of $1,627.

4.           Cost of Goods Sold

On July 28, 2003, DRAXIS received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.           Financing Expense

	2003	2002	2001
Interest income	$144	$155	$164
Financing expense	(975)	(422)	(567)
Foreign exchange (loss) gain	(701)	(13)	378
	$(1,532)	$(280)	$(25)

6.                                 Income Taxes

	2003	2002	2001
The components of income tax expense are as follows:
Current	$932	$1,144	$1,254
Deferred	(58)	(1,298)	1,795
	$874	$(154)	$3,049

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense.  The reasons for this difference and the related tax effects are as follows:

	2003	2002	2001

Income before income taxes from continuing operations	$5,154	$2,614	$1,748
Canadian combined federal and provincial tax rate	34.0%	36.4%	37.5%
Expected income tax expense	$1,753	$951	$656

Increase (decrease) resulting from:
Foreign tax rate differences	—	(90)	(191)
Effects on deferred income taxes from reduction in Canadian income tax rates	—	178	3,300
Recovery of prior years’ U.S. taxes	—	(418)	—
Unrecognized income tax benefit of losses	(732)	(658)	(870)
Goodwill and other amortization	281	253	286
Investment tax credits	(343)	(495)	(283)
Other	(85)	125	151
	$874	$(154)	$3,049

Deferred income tax assets have been provided as follows:

	2003	2002

Loss carryforwards and investment tax credits	$11,436	$7,007
Expenses not currently deductible for tax purposes	344	328
Deferred revenue	2,202	3,028
Tax value of property, plant and equipment in excess of net book value	1,636	859
Tax value of intangible assets in excess of net book value	582	4,545
Total deferred tax assets	16,200	15,767
Valuation allowance	(4,001)	(2,159)
Net deferred tax assets	$12,199	$13,608

Deferred income tax assets are classified as follows:
Current	$2,806	$990
Non-current	9,393	12,618
	$12,199	$13,608

At December 31, 2003, the Company has accumulated tax losses of $24,267 available for federal and provincial purposes in Canada, which expire from 2004 to 2010.  The Company also has $1,325 of unclaimed Canadian investment tax credits, which expire from 2004 to 2013.  These losses and investment tax credits can be used to offset future years’ taxable income.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014.  Subject to certain limitations, these losses can be used to offset future years’ taxable income.

7.                                 Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operation on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	2003	2002	2001
Revenues	$4,301	$6,844	$6,180
Operating income (loss) from discontinued operations –net of tax	191	(834)	(569)
Net gain on disposal of product rights –net of tax	8,340	—	—
Net income (loss) from discontinued operations – net of tax	$8,531	$(834)	$(569)

8.                                 Earnings (Loss) per Share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of Company’s common shares outstanding during the period.  Diluted income (loss) per common share is calculated by dividing the net income (loss) by the sum of the weighted average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.  The treasury stock method is used to compute the dilutive effect of warrants, stock options and the Employee Participation Share Purchase Plan.  The calculation of diluted income (loss) per common share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31:

	2003	2002	2001
Numerator:
Net income (loss) from continuing operations	$4,671	$3,020	$(1,015)
Net income (loss) from discontinued operations	8,531	(834)	(569)
Net income (loss)	$13,202	$2,186	$(1,584)
Denominator:
Weighted average number of common shares outstanding – basic	37,114,648	36,981,985	36,587,794
Weighted average effect of dilutive securities:
Warrants	—	32,305	23,133
Stock option plan	89,346	295,866	—
Employee Participation Share Purchase Plan	—	27,723	—
Weighted average number of common shares outstanding - diluted	37,194,994	37,337,879	36,610,927

Basic income (loss) per share:
From continuing operations	$0.13	$0.08	$(0.03)
From discontinued operations	0.23	(0.02)	(0.02)
	$0.36	$0.06	$(0.05)
Diluted income (loss) per share:
From continuing operations	$0.13	$0.08	$(0.03)
From discontinued operations	0.23	(0.02)	(0.02)
	$0.36	$0.06	$(0.05)

9.                                 Restricted Cash

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire (see Note 7), $976 of the cash proceeds are held in trust under an escrow agreement.  The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

10.                          Accounts Receivable

	2003	2002
Trade	$9,957	$7,671
Allowance for doubtful accounts	(266)	(154)
Loans to employees	120	262
Income taxes	87	155
	$9,898	$7,934

11.                          Inventories

	2003	2002
Raw materials	$3,440	$2,865
Work-in-process	1,541	1,024
Finished goods	1,115	2,245
	$6,096	$6,134

12.         Property, Plant and Equipment

	2003	2002
Land	$2,128	$1,747
Building	13,995	11,484
Equipment	19,435	13,206
Assets under construction	7,511	5,836
	43,069	32,273
Accumulated depreciation	(10,152)	(6,219)
	$32,917	$26,054

Depreciation of property, plant and equipment from continuing operations was $2,177, $1,750, and $1,240, for the years ended December 31, 2003, 2002 and 2001, respectively.

13.                          Goodwill

	2003	2002
Goodwill	$1,232	$1,011
Accumulated amortization	(555)	(455)
	$677	$556

Amortization of goodwill from continuing operations was $Nil, $Nil, and $103, for the years ended December 31, 2003, 2002 and 2001, respectively.

Effective with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life (see Note 3 under “Accounting Changes”).  Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test.  On December 31, 2003, the Company completed its annual assessment for goodwill impairment using the discounted cash flow model and has determined that goodwill is not impaired.

14.                          Intangible Assets

	2003
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$411	$267	$144
Licenses	8,797	7,058	1,739
Other	193	102	91
	$9,401	$7,427	$1,974

	2002
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$337	$185	$152
Licenses	18,427	10,938	7,489
Other	159	76	83
	$18,923	$11,199	$7,724

Amortization of intangible assets from continuing operations was $1,110, $1,054, and $1,093, for the years ended December 31, 2003, 2002 and 2001, respectively.

On December 31, 2003, the Company completed its assessment for intangible assets impairment and has determined that intangible assets are not impaired.

15.                          Bank Indebtedness

The Company’s short-term credit facilities as well as their interest rates were as follows:

December 31, 2003	Committed	Amount Drawn		Available	Period-end Rate

Credit Facility:
(a) DRAXIS Health Inc.	$1,159	$	Nil	$1,159	5.5%

December 31, 2002	Committed	Amount Drawn	Available	Period-end Rate

Credit Facilities:
(a) DRAXIS Health Inc.	$951	$ Nil	$951	$5.5%
(b) DRAXIS Pharma Inc.	2,220	884	1,336	5.5%
	$3,171	$884	$2,287

(a) The Company was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $1,159 (CDN$1,500).  The credit facility is secured by assets of DRAXIS and bears interest at Canadian prime plus 1.0% (2002-Canadian prime plus 1.0%).

(b) DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $2,220 (CDN$3,500).  The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 1.0%. The Company cancelled this revolving facility in 2003.

16.                          Accounts Payable and Accrued Liabilities

	2003	2002
Trade	$3,617	$4,261
Accrued liabilities	1,556	1,808
Employee related items	1,535	1,894
Income taxes	—	868
Other	—	358
	$6,708	$9,189

17.     Deferred Revenues

	2003	2002

(a) BrachySeed®	$—	$1,767
(b) SpectroPharm product line	9,452	7,760
(c) Anipryl®	29,893	29,892
	39,345	39,419
Less: accumulated amortization	26,443	20,425
	12,902	18,994
Less: current portion	5,309	5,142
	$7,593	$13,852

Amortization of deferred revenues totalled $6,811, $6,568 and $4,783 for the years ended December 31, 2003, 2002, and 2001, respectively.

(a)    BrachySeed®

In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation (“Cytogen”) whereby Cytogen was granted an exclusive license to market, sell and distribute the Company’s BrachySeed® implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen’s sales of BrachySeed® and a supply agreement.  Under the arrangement, the Company was entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which $Nil was received in 2003 (2002 - $1,000; 2001 - $500).  Non-refundable fees received from Cytogen were deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

In January 2003, the Company’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.  As a result of the termination of the agreements, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income as royalty and licensing revenue.

(b)    SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare (“GSK”), formerly Block Drug Company (Canada) Limited, with respect to the Company’s SpectroPharm line of dermatology products which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement.  As a result of the Company’s ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

(c)    Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. (“Pfizer”), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the “First Amendment”) whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data.  These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

In December 2001, the Company and Pfizer further amended the terms of the alliance (the “Second Amendment”) whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements.  The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees.  The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognized as revenue on a straight-line basis over the period to December 31, 2013.

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three year period ending December 31, 2001 was recognized as revenue in the fourth quarter of 2001.  The portion referable to the third three year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis over the four quarters of 2002

18.                          Long-Term Debt

	2003	2002
DRAXIS Pharma Inc.
Term bank loan repayable in 120 equal monthly installments to August, 2009. Secured by the assets of DPI and bearing interest at Canadian prime plus 1.0%	$5,559	$5,167

Term government loan drawn against eligible capital expenditures to a maximum of $3,708 and repayable in 16 equal quarterly installments commencing April, 2004. Secured by specified assets of DPI and bearing interest at Canadian prime plus 2.5%	1,742	1,081

Loan from minority interest repayable in full on March, 2007 or earlier if certain conditions are met. Secured by the assets of DPI and bearing interest at Canadian prime plus 1.5%	3,165	1,975

DRAXIS Health Inc.
Term bank loan, repaid during 2003	—	2,220

Unsecured obligation, repaid during 2003	—	2,283
	10,466	12,726
Less: current portion	981	2,158
	$9,485	$10,568

As of December 31, 2003, the Company had met the financial covenants pursuant to the term bank loan.

The annual aggregate amounts of maturities on long-term debt for the next five years are as follows:

2004	$981
2005	1,416
2006	1,416
2007	4,582
Thereafter	2,071
$10,466

Interest expense on long-term debt from continuing operations totalled $958, $367, and $398  for the years ended December 31, 2003, 2002, and 2001, respectively.

The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

19.                          Minority Interest

During 2003, the Company’s wholly owned subsidiary, DPI, issued 367,589 (2002-1,018,809) common shares to Société générale de financement du Québec (“SGF”) and members of DPI’s management team in exchange for net proceeds of $365 (2002-$969).  These issuances were based on the pro-rata shareholdings of DPI prior to the issuance and accordingly there was no change in the Company’s effective interest in DPI.

Furthermore in 2003, DPI repurchased and cancelled 171,452 outstanding shares of DPI held by members of DPI’s management team in exchange for cash and settlement of existing loans to those employees.

During 2002, DPI repurchased and cancelled 277,778 outstanding shares of DPI held by a former employee of DPI in exchange for cash and settlement of an existing loan to the employee related to the original issuance of those shares.

20.                          Shareholders’ Equity

(a)            Warrants

On November 8, 1999, in connection with the engagement of a financial advisor, the Company issued a non-assignable warrant to purchase 125,000 shares at $1.65 per share on or before November 8, 2002.  Included as a component of shareholders’ equity and deferred financing charges was $74, which represented the fair value of the above warrant.  The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: share price at date of issue of $1.375, dividend yield of 0%, expected volatility of 65%, risk-free rate of 5.8%, and expected life of three years.  As these warrants expired unexercised in 2002, the value of the expired warrants was accounted as additional paid-in capital.

In aggregate, there were no warrants (2002-Nil; 2001-125,000) to purchase common shares at December 31, 2003.

(b)            Stock Option Plan

The Board of Directors has adopted a stock option plan in order to provide an incentive for directors, officers and employees.  The plan provides that the Board of Directors may, from time to time, at its discretion, grant to directors, officers and employees the option to purchase common shares.  The Board of Directors will determine the price per common share and the number of common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange.  These options will be exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

On June 20, 2001, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 5,500,000 to 7,500,000.

The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company’s outstanding common shares.  As at December 31, 2003 the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 8.4% (2002-8.9%) of the outstanding common shares.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	Outstanding			Available For Issuance 2003
	2003	2002	2001

Balance, beginning of year	3,314,109	3,358,444	3,079,527	1,466,528
Increase (decrease) resulting from:
Approved for issuance	—	—	—	—
Granted	775,000	750,000	581,500	(775,000)
Exercised	(240,334)	(468,168)	(48,332)	—
Cancelled	(255,000)	(150,167)	(63,001)	255,000
Expired	(495,833)	(176,000)	(191,250)	495,833
Balance, end of year	3,097,942	3,314,109	3,358,444	1,442,361

Exercisable (vested), end of year	1,911,331	2,102,610	2,365,654

	2003		2002		2001
Weighted average exercise price of options:
Outstanding, end of year	CDN$	3.25	CDN$	3.60	CDN$	3.42
Exercisable, end of year	CDN$	3.39	CDN$	3.60	CDN$	3.49
Granted	CDN$	2.42	CDN$	3.86	CDN$	3.44
Exercised	CDN$	3.23	CDN$	2.78	CDN$	2.64
Cancelled and expired	CDN$	3.28	CDN$	3.49	CDN$	3.44

Range of exercise price of options:
Granted	CDN$2.29-$3.25		CDN$2.50-$5.41		CDN$2.91-$3.60
Exercised	CDN$1.63-$3.66		CDN$2.55-$4.29		CDN$2.55-$3.05
Cancelled and expired	CDN$2.32-$3.91		CDN$2.55-$4.42		CDN$2.94-$3.95

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding

Options Exercisable (Vested)

Exercise Price	Number	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
CDN$1.63 - $2.00	93,743	0.83	CDN$	1.82	93,743	CDN$	1.82
CDN$2.01 - $2.50	737,250	6.17	2.35		167,250	2.36
CDN$2.51 - $3.00	181,666	5.15	2.80		98,333	2.91
CDN$3.01 - $3.50	816,033	1.97	3.24		758,255	3.24
CDN$3.51 - $4.00	889,250	2.88	3.74		480,417	3.72
CDN$4.01 - $4.50	335,000	2.79	4.34		298,333	4.36
CDN$4.51 - $5.41	45,000	3.35	5.28		15,000	5.28
	3,097,942	3.49	CDN$	3.25	1,911,331	CDN$	3.39

(c)    Employee Participation Share Purchase Plan

On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value.  The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995.  The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price have appreciated at least 25% from the date of issuance of any Participation Shares.  The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000. No further participation shares will be issued by the Company.

Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Participation Shares and for each of the three years thereafter, with the exception of 500,000 Participation Shares held by an officer of the Company, which vest at the rate of 10%, 20%, 30% and 40%.  Vested Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Participation Shares by the aforementioned 25%.  The number of common shares a Participant will receive when converting Participation Shares is determined by multiplying the number of Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Participation Shares were issued, and whose denominator is the fair market value of the common shares at the date of conversion.  For purposes of the Employee Participation Share Purchase Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

(i) Series A

On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares at a subscription price of CDN$0.30 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Participation Shares was CDN$2.45.  As at December 31, 2000 all Series A Participation Shares had been either converted into common shares or cancelled by the Company.

(ii) Series B

On December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares at a subscription price of CDN$0.30 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Participation Shares was CDN$2.25.  As at December 31, 2000 all Series B Participation Shares had been either converted into common shares or cancelled by the Company.

(iii) Series C

On May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares at a subscription price of CDN$0.50 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Participation Shares was CDN$3.24.

All outstanding Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

Information pertaining to Participation Shares for the years ended December 31, 2003, 2002 and 2001 is set forth in the following table:

	2003	2002	2001

Outstanding, beginning of year	395,000	470,000	470,000
Granted	—	—	—
Exercised	(75,000)	(75,000)	—
Cancelled	(75,000)	—	—
Expired	—	—	—
Outstanding, end of year	245,000	395,000	470,000

Exercisable (vested), end of year	245,000	207,000	188,000

(d)    Stock-based Compensation Costs

The Company has adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-based Compensation,” and as permitted under SFAS No. 123, applies APB No. 25 and related interpretations in accounting for its plan.  SFAS No. 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans.  Accordingly, the Company’s net income (loss) applicable to common shares and income (loss) per common share would have been changed by the pro forma amounts as indicated below:

	2003	2002	2001
Net income (loss), as reported	$13,202	$2,186	$(1,584)
Pro forma impact	(681)	(736)	$(399)
Pro forma net income (loss)	$12,521	$1,450	$(1,983)

Basic net income (loss) per share, as reported	$0.356	$0.058	$(0.044)
Pro forma impact per share	$(0.019)	$(0.020)	$(0.011)
Pro forma net income (loss) per share (Basic)	$0.337	$0.038	$(0.055)
Pro forma net income (loss) per share (Diluted)	$0.337	$0.038	$(0.055)

The fair value of stock options used to compute pro forma net income (loss) applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions as at December 31:

	2003	2002	2001

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	60-62%	62%-64%	63%66%
Risk-free interest rate	3.8%-4.1%	4.1%-5.6%	5.2%-5.6%
Expected option life	5-10 yrs	5 yrs	5 yrs

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards.  In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility.  The Company uses expected volatility rates, which are based on historical volatility rates trended into future years.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(e)    Stock Repurchase Program

During 2003, under the stock repurchase program, the Company repurchased 50,300 shares (2002-Nil; 2001- Nil) for cancellation at an average price of $1.30 per share (2002-$Nil; 2001-$ Nil) for total consideration of $65 (2002-$Nil; 2001-$Nil).  The excess of $5 (2002-$Nil; 2001-$Nil) below the stated capital of the acquired shares was charged to additional paid-in capital.  The most recent issuer bid commenced on April 21, 2003 and terminates on April 20, 2004.

21.         Segmented Information and Major Customers

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

	2003	2002	2001
PRODUCT SALES REVENUES
Radiopharmaceuticals	$14,564	$9,704	$6,763
Manufacturing	26,985	20,946	20,460
Corporate and Other	(1,014)	(312)	(72)
	$40,535	$30,338	$27,151
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$1,521	$451	$192
Manufacturing	—	—	—
Corporate and Other	7,137	7,851	6,560
	$8,658	$8,302	$6,752
TOTAL REVENUES
Radiopharmaceuticals	$16,085	$10,155	$6,955
Manufacturing	26,985	20,946	20,460
Corporate and Other	6,123	7,539	6,488
	$49,193	$38,640	$33,903
SEGMENT INCOME(1)
Radiopharmaceuticals	$5,614	$706	$499
Manufacturing	1,084	627	149
Corporate and Other	3,275	4,365	3,561
	$9,973	$5,698	$4,209
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$843	$716	$623
Manufacturing	1,448	1,166	867
Corporate and Other	996	922	946
	$3,287	$2,804	$2,436
OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$4,771	$(10)	$(124)
Manufacturing	(364)	(539)	(718)
Corporate and Other	2,279	3,443	2,615
	$6,686	$2,894	$1,773
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,424	$10,823	$13,558
Manufacturing	40,953	30,701	24,906
Corporate and Other	24,176	26,427	25,896
	$76,553	$67,951	$64,360

(1) Segment income from continuing operations before depreciation and amortization, financing expense, income taxes, and minority interest.

(2) Segment income (loss) from continuing operations before financing expense, income taxes, and minority interest.

	2003	2002	2001
Geographic Segmentation
REVENUES(3)
Canada	$22,755	$23,205	$22,240
United States	26,031	15,246	11,663
Other	407	189	—
	$49,193	$38,640	$33,903
LONG-LIVED ASSETS(4)
Canada	$35,568	$34,334	$32,384
United States	—	—	—
	$35,568	$34,334	$32,384

(3)Revenues are attributable to countries based upon the location of the customer.

(4)Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment	2003	2002	2001
Radiopharmaceuticals	$383	$471	3,306
Manufacturing	3,138	5,128	2,030
Corporate and Other	15	(209)	27
	$3,536	$5,390	$5,363

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	Percentage of Total Revenue
	2003	2002	2001

Customer A	11%	19%	23%
Customer B	15	17	18
Customer C	15	—	—
	41%	36%	41%

22.                          Commitments and Contingencies

Operating Leases

The operating leases relate to the rental of office space, office equipment and some ancillary lab and production related equipment.

The Company is committed under operating leases requiring minimum annual lease payments as follows:

2004	$275
2005	205
2006	158
2007	—
Thereafter	—
$638

Agreement Pertaining to DRAXIS Pharma Inc.

Coincident with DPI’s issuance of shares in 2000, the Company entered into a shareholders’ agreement which was subsequently amended on March 28, 2002 granting SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005.  The price to be paid is based on the fair market value of DPI at the time of exercise.  Subject to certain conditions, at the Company’s option, up to 40% of the SGF purchase consideration may be made in the form of the Company’s common shares.

Royalty and Milestone Payments

The Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health Inc.(“DAHI”), had been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation.  One dispute related to the terms of a 1992 license agreement under which Innovations Foundation was claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®.  The second dispute related to a 1988 contract research agreement under which the University of Toronto was claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property.  On November 18, 2003, the Company, and the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®.

23.                          Related Party Transactions

Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

	2003	2002	2001

Net contribution from the sales of a product by a company which is a shareholder included in loss from discontinued operations (total revenues: 2003 - $428; 2002 - $784; 2001 - $856)	$111	$192	$176

Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	$130	$125	$116

The aforementioned transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

24.                          Financial Instruments

Fair Value

The fair values of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying values because of the short-term maturity of those instruments.  The fair value of long-term investments is determined based on quoted market prices.  The Company is not party to any derivative instruments.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments.  Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties.  The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

Currency Risk

The Company’s foreign exchange exposure for accounting purposes mainly relates to the U.S. denominated monetary assets of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss.  The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

25.                          Subsequent Events

On March 31, 2004, DRAXIS has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $5.00. per unit, for aggregate gross proceeds of $15,289.  DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,293.  Each unit will consist of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $6.50 at any time prior to two years from date of the closing of the offering.

On March 31, 2004, DRAXIS entered into a binding letter of intent with SGF to acquire its 32.7% interest in DPI.  The purchase price is cash consideration of $9,938.  DRAXIS will use the proceeds from the offering to pay for the acquisition and to repay approximately $4,587 in debt owed by DPI.

26.                          Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”  This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity that are entered into or modified after May 31, 2003. The adoption of this statement had no effect on our financial condition or results of operations since the Company currently does not have financial instruments that meet such criteria.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivates”) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  This statement is effective for contracts entered into or modified after June 30, 2003.  The adoption of this statement had no effect on our financial condition or results of operations since the Company is not party to any derivative instruments.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which was revised in December 2003. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004.  The adoption of this statement will have no effect on our financial condition or results of operations since the Company currently do not have any financial interests in variable interest entities.

27.                          Comparative Information

The Company has reclassified certain prior years’ information to conform with the current presentation format.